Schedule TO  Exhibit (a)(5)(i)


For immediate release
Wednesday, 2 August 2000




On Tuesday, 1 August 2000, Invensys Holdings Limited, an indirect wholly owned subsidiary of Invensys plc, purchased through its agent Goldman Sachs International 11,357 shares of Baan Company N.V. on the Amsterdam Exchanges at an average price of Euro 2.80.